January 30, 2008

Via Fax (202) 772-9218 and EDGAR

Ms. Kate Tillan

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0213

Re:          Inovio Biomedical Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the Quarterly Period ended September 30, 2007

Filed November 8, 2007

File No. 001-14888

Dear Ms. Tillan:

This is in response to your request for additional information in relation to the letter submitted by Inovio Biomedical Corporation (“Inovio” or the “Company”) on January 14, 2008, responding to comments from the SEC Staff dated November 29, 2007.  The additional information requests, as we understand them based on the voicemail you left for our counsel, Shoshannah Katz of K&L Gates on January 25, 2008, and your subsequent telephone conversation with Ms. Katz later the same day, are set forth below, each followed by our supplemental response.

Supplemental Request: Exhibit B provided in response to Comment 4 provides a materiality analysis for 2006 and for the nine months ended September 30, 2007.  Please provide a quarterly analysis for each of the three quarters in 2007.

Response: In response to your comment, the Company’s analysis of the impact of the recharacterization of $3,675,874 from Additional paid-in-capital to a Long-term liability as of the date of issuance of the warrants and the subsequent impact of the revaluation of the Long-term liability on the Company’s consolidated Statements of Operations for the first three quarters of 2007 is attached hereto as Exhibit A.

Supplemental Request: Please provide clarification regarding what the Company intends when it says that in lieu of revisions to its historical filings the Company “would instead propose a revision to its future filings.”

Response: In response to your comment, if the SEC Staff determines that current classification of the registered warrants is inappropriate and if recharacterization is deemed required, the Company proposes reflecting the impact of this adjustment in its consolidated financial statements for the year ended December 31, 2007 to be included in its Annual Report on Form 10-K. Subsequent filings with the SEC would reflect the characterization of the warrants pursuant to the SEC’s position.

* * *

In accordance with your comment letter, the following acknowledges that Inovio understands that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Peter Kies
Peter Kies, Chief Financial Officer
Inovio Biomedical Corporation

Exhibit A

Inovio Biomedical Corporation

October 2006 Warrant Reclassification

Warrants Shares	Black Scholes Value	Total Reclass
1,425,919	$2.58	$3,675,874

Original value of October 2006 warrants:

$3,675,874

Value of October 2006 warrants as of 12/31/06:

$3,540,692

Decrease in valuations as of 12/31/06:

$135,182

Value of October 2006 warrants as of 3/31/07:

$3,211,173

Decrease in valuations from 12/31/06 to 3/31/07:

$329,519

Value of October 2006 warrants as of 6/30/07:

$2,484,338

Decrease in valuations from 3/31/07 to 6/30/07:

$726,835

Value of October 2006 warrants as of 9/30/07:

$965,965

Decrease in valuations from 6/30/07 to 9/30/07:

$1,518,373

2006 Adjusting Entry on December 31, 2006:

Additional paid-in capital		$3,675,874
	Interest expense		$135,182
	Common stock warrants		$3,540,692

Cumulative Q3 2007 Adjusting Entry:

	Interest Expense		$2,574,727
Common Stock warrants		$2,574,727

Impact of Adjustments on Each Quarter in 2007:

Q1 2007 Adjusting Entry:
	Interest Expense		$329,519
Common Stock warrants		$329,519

Q2 2007 Adjusting Entry:
	Interest Expense		$726,835
Common Stock warrants		$726,835

Q3 2007 Adjusting Entry:
	Interest Expense		$1,518,373
Common Stock warrants		$1,518,373